EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

Stock Exchange Announcement

14 June 2002

STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Sale of shares held in Stora Enso's joint book-entry securities account

Stora Enso's Annual General Meeting on 20 March 2001 approved the sale of the Stora Enso shares that had not been transferred to the book-entry system on behalf of their owners. On 31 May 2002, 7 121 Series A and 23 100 series R shares had still not been transferred to the book-entry system. These shares were sold 5 June 2002.

The owners of or other holders of rights over the shares that were in this joint book-entry account are entitled to claim from the sale an amount proportional to their shares. The amount will be paid from the net sale proceeds deposited with the Provincial State Office of Southern Finland against share certificates or any other title documents. The right to claim from the deposited funds shall expire after ten years.

The former owners or other right holders must submit their claim to entitlement from the sale against their share certificates or any other title documents to Nordea Bank Finland Plc by 14 June 2012.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen
Title: Senior Executive Vice President and CFO, Finance, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen
Title: General Counsel